UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SMF Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

78453M208

(CUSIP Number)

November 12, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 78453M208

1.	Names of Reporting Persons Fred C. Applegate

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 677,438*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 677,438*

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,438*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9*

12.	Type of Reporting Person (See Instructions) IN

* Percentage is based on 8,557,314 shares of common stock of SMF Energy Corporation outstanding as reported in the Issuer’s Form 10-K report for the fiscal year ended June 30, 2011.

Schedule 13G

CUSIP No. 78453M208

Item 1.
	(a)	Name of Issuer: SMF Energy Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 200 West Cypress Creek Road Suite 400 Fort Lauderdale, FL 33309

Item 2.
	(a)	Name of Person Filing: Fred C. Applegate
	(b)	Address of Principal Business Office, if none, Residence: 14724 Rancho Santa Fe Farm Road Rancho Santa Fe, CA 92067
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
	(e)	CUSIP Number: 78453M208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).
Not applicable.

Schedule 13G

CUSIP No. 78453M208

Item 4.	Ownership

This Schedule 13G relates to shares of common stock of the Issuer owned beneficially by Fred C. Applegate, which includes 15,260 shares held in the names of Mr. Applegate’s minor children.  All of these shares are held in The Fred S. Applegate Trust of which Mr. Applegate is the sole trustee and has sole voting power and sole dispositive power with respect to such shares.  The percentages set forth in this Schedule 13G are based on 8,557,314 shares of common stock of SMF Energy Corporation outstanding as reported in the Issuer’s Form 10-K report for the fiscal year ended June 30, 2011.

	(a)	Amount beneficially owned: 677,438
	(b)	Percent of class: 7.9%
	(c)	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 677,438
		ii.	Shared power to vote or to direct the vote: 0
		iii.	Sole power to dispose or to direct the disposition of: 677,438
		iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Member of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Schedule 13G

CUSIP No. 78453M208

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2011	FRED C. APPLEGATE

/s/ Fred C. Applegate